Mail Stop 0407

      							May 31, 2005


Francisco Jose Azevedo Padinha
Chief Executive Officer
Tele Centro Oeste Celular Participacoes S.A.
SCS, Quadra 2
Bloco C, 226, 70 andar
70302-916 Brasilia, DF, Brazil

	Re:	Tele Centro Oeste Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 1-14489

Dear Mr. Padinha:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 76

1. We note your disclosure that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are "effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion." Please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

2. We note your disclosure that "[n]o significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.




*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director




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Francisco Jose Azevedo Padinha
Tele Centro Oeste Celular Participacoes S.A.
May 31, 2005
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